VALGOLD RESOURCES LTD.

1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212

August 5, 2003

VIA FEDERAL EXPRESS

United States Securities and Exchange Commission
Office of International Corporate Finance
450 5th Street, N.W.
Judiciary Plaza
Washington, D.C. U.S.A. 20549


03029112

Dear Sirs/Mesdames:

Re: **ValGold Resources Ltd.** (the "Company")
Rule 12(g)3-2(b) Exemptions – File #82-3339
Under the United States Securities Exchange Act of 1934

Please find enclosed for 12(g) Exemption status the documents required to be filed with the British Columbia Securities Commission and the TSX Venture Exchange. Please note that the Company is a foreign issuer and its securities are neither traded in the United States nor quoted on NASDAQ.

We trust that the information included in this package is complete. However, should you have any questions regarding the foregoing, please do not hesitate to contact the writer.

Sincerely,

VALGOLD RESOURCES LTD.

Shannon M. Ross,
Corporate Secretary

Enclosures

United States Sec Filing
August 5, 2003


SEC MAIL PROCESSING
RECEIVED
AUG 07 2003
WASH. D.C.
SECTION

ValGold Resources Ltd.
12(g)3-2(b) Exemption Application
Schedule "A"

PART I – Documents required to be Made Public pursuant to the laws of the Province of British Columbia and the TSX Venture Exchange in connection with:

News Release

1. ValGold Third Quarter Results – dated June 30, 2003 – filed via SEDAR July 2, 2003
2. ValGold Options Historic Hunter Gold Mine, Timmins, Ontario - dated July 24, 2003

Correspondence with Securities Commissions

3. BC Form 45-102F2 - dated July 31, 2003


VALGOLD RESOURCES LTD. VAL (TSX Venture)

June 30, 2003

www.valgold.com
Ticker Symbol: VLG – TSX Venture Exchange
SEC 12g3-2(b) exemption 82-3339

VALGOLD'S THIRD QUARTER RESULTS

ValGold Resources Ltd. (VAL-TSX Venture) (formerly Valerie Gold Resources Ltd.) announces its quarterly results for the three and nine-month periods ended April 30, 2003 ("fiscal 2003"). ValGold incurred a loss of $193,290, or a loss per share of $0.01 in the three months ended April 30, 2003, and *a loss of $503,077, or a loss per share of $0.04 in the nine months ended April 30, 2003.*

At April 30, 2003 ("fiscal 2003"), ValGold's working capital, defined as current assets less current liabilities, was $1,615,432, compared with working capital of $1,912,516 at July 31, 2002. During the three months ended April 30, 2003, ValGold received a non-refundable payment of $200,000 for an option over the purchase of ten million of the common shares that the Company holds of Northern Orion Explorations Ltd. This agreement is with a party at arms' length to the Company, and gives the Optionor the right to purchase the shares from ValGold at a price of $0.25 per common share until November 5, 2003. The book value of the shares under option is now included in current assets as marketable securities. ValGold holds a total of 18.33 million shares of Northern Orion and an additional 10.5 million share purchase warrants of Northern Orion. ValGold holds shares in other public companies that have a market value of $391,850 at April 30, 2003.

Quarter to quarter costs increased for office and administration (April 30, 2003 – $193,290, January 31, 2003 - $164,094, October 31, 2002 - $145,693). Legal, accounting and audit increased (April 30, 2003 - $44,563, January 31, 2003 - $8,953, October 31, 2002 - $4,659), due to the tax and legal fees related to year end and annual general meeting costs billed in the third quarter. Office and administration costs decreased (April 30, 2003 - $79,468, January 31, 2003 - $107,186, October 31, 2002 - $56,068) as administration activity decreased after the Company's annual audit and preparation of material for the annual general meeting in the second quarter. Shareholder communications decreased (April 30, 2003 – $13,994, January 31, 2003 - $23,711, October 31, 2002 - $9,105). Property investigation costs have decreased (April 30, 2003 14,212, January 31, 2003 - $5,894, October 31, 2002 - $51,201). ValGold is presented with property submittals regularly and the submissions are reviewed for possible acquisition. The costs related to submittals are capitalized if the property is acquired, or expensed if the property is not acquired. ValGold has entered into an investor relations' contract with Coal Harbor Communications effective May 1, 2003. There were no investor relations' or shareholder communications contracts expenditures incurred in the third quarter of fiscal 2003. Shareholder communications activities consist of web site maintenance, transfer agency fees, shareholder inquiries and all costs associated with timely disclosure of information.

As at April 30, 2003, ValGold has capitalized $397,583, of which $339,288 represents costs associated with the acquisition and exploration of the Tower Mountain gold property located in the province of Ontario. During the three months ended April 30, 2003, ValGold expended $128,187 on the acquisition and exploration of its mineral property interests compared to $133,143 in the quarter ended January 31, 2003. These expenditures were primarily for a five-hole drilling program conducted on the Tower Mountain Project in Ontario. A five-hole drilling program was also conducted on the property in the second quarter.

There were no private placements or other financings in the three months ended April 30, 2003. During the three months ended January 31, 2003, ValGold closed a private placement for 1,178,095 flow-through units at a price of $0.21 per unit, for gross proceeds of $247,400.

Shannon M. Ross
Chief Financial Officer
VALGOLD RESOURCES LTD.
1400 – 570 Granville Street
Vancouver, B.C. Canada V6C 3P1
info@valgold.com

For further information please contact:
COAL HARBOR COMMUNICATIONS
Tel: (604) 662-4505 Fax: (604) 662-4547
Toll Free: 1-877-642-6200
dale@coal-harbor.com

VALGOLD RESOURCES LTD.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
Tel: (604) 687-4622; Fax: (604) 687-4212; www.valgold.com

July 24, 2003

Ticker Symbol: **VAL**-TSX Venture
SEC 12g3-2(b) exemption 82-3339
Standard and Poors Listing

VALGOLD OPTIONS HISTORIC HUNTER GOLD MINE, TIMMINS, ONTARIO

ValGold Resources Ltd. ("ValGold") is pleased to announce that it has signed an option agreement ("Agreement") with Wabigoon Resources Ltd. ("Wabigoon") of Toronto, Ontario to acquire a 100% interest in the former Hunter Gold Mine (the "Project"), located in the Timmins Mining Camp. The Hunter Property adjoins the famous Dome mine along its east boundary and consists of seven contiguous patented claims and one staked claim in the Third Concession, Lots 9 and 10 in Whitney Township, Ontario. The Agreement is subject to regulatory approval.

The Project is reportedly the first gold property staked in the Timmins area. In 1907, a prospector, G. Bruce, working for H. F. Hunter and Associates discovered the Mine's gold-bearing quartz veins in a lakeshore exposure on the east side of Porcupine Lake. Over the next few years, two fires that substantially destroyed the surface facilities, and the operational hiatus caused by the First World War delayed the initial construction at the Mine. However, a shaft was ultimately advanced to a depth of about 750 feet and six mining levels were established. Mining in 1938 to 1940 produced 10,000 tons of development muck and stoped ore from which approximately 1,400 ounces of gold were recovered. Unfortunately, the mine had to shut down in 1940 with World War II underway. After the war, renewed exploration efforts produced promising results, but the operators were unable to attract any funding. In 1983 Wabigoon acquired the Project and over the following four years completed a program of surface and underground drilling (totaling 4,924m in 27 diamond drill holes), as well as mapping and sampling of the underground workings. In 1986, Wabigoon reported that the primary gold zone had been intersected in seven drill holes at a depth of approximately 150m over a length of 285m, with an average cut gold grade of 10.3 grams per tonne (0.30 ounces per ton) across an average width of 1.3m. The high-grade assays for that determination were all cut to 1 oz/t Au.

Regional Geology

The geology of the Timmins mining camp is well documented, as the camp is one of the most significant gold mining areas in the world. Rock types include Archean-age metamorphosed sedimentary, volcanic and intrusive units that form part of the Abitibi Greenstone Belt. This belt trends east-west over a length of 700 km and is from 20 to 100 km wide. Within the belt, all of the significant Timmins-area gold mines occur in the vicinity of the Destor Porcupine Fault ("DFP"), which is the region's most famous regional geological feature. The DFP parallels the Abitibi belt and occurs as a major break or lineament. Another important geological feature is the Porcupine syncline that represents a broad structural feature that extends from the central part of Tisdale Township into Whitney Township.

Mine Geology

Most of the property is covered by glacial drift with the main outcrops occurring along the lakeshore of Porcupine Lake. Most of the geology of the property is known through the logging of diamond drill core and the mapping of the underground workings. The trend of the rock units is north 15 to 65 degrees east with modest westerly dips. Rock units are mainly from the Upper Deloro Group and composed of rhyolite to dacite tuffs, tuff breccia and agglomerates sandwiched between distinctive 15m to 30m thick bands of fine-grained ultramafic flow rocks, "steatite". The gold mineralization occurs conformably within this sequence of Deloro group, all of which are folded into a series of west plunging isoclinal folds.

The ***gold mineralization*** occurs as a series of high-grade shoots within a zone up to 15m thick and over a strike length of 470m and to a depth of 200m as defined by drilling and underground work. Importantly, the mineralization is open both along strike to the north and south, and to depth. The zone consists predominantly of pale green, quartz-chlorite-ankerite-sericite schist that is an altered felsic tuff with volcanic fragments

commonly recognized within the rock. Two stages of quartz veining may be found within the zone comprised of an early barren white to grey quartz and auriferous veins that are typically pale brown, and carry minor amounts of pyrite and chalcopyrite in association with the gold.

Within the gold zone, a total of three shoots are indicated on each of the first and second mine levels. On the first level, which is about 73m below surface, the main shoot has an indicated length of 68m and an average grade of 10.3 g/t Au over a width of 1.3m. The shoot on the second level at a depth of 97m has a length of 81m and over a width of 1.3m grades 15.4 g/t Au. Wabigoon's drilling from surface has indicated that the zone persists to a depth of 150m, where intersections showed 24.5 g/t Au over 2.7m, 26.1 g/t Au over 1.0m, 2.67 g/t Au over 1.3m and 8.85 g/t over 0.8m. These intersections were obtained from drill locations spaced about 48m apart and about 60m below the second mine level.

Option Agreement

ValGold has agreed to make total cash payments of $50,000 and issue 325,000 common shares to Wabigoon over a five-year period from the date of regulatory approval of the Agreement. In addition to the above, ValGold must also complete exploration activities on the Property and incur exploration expenses of no less than $500,000 during the first 60-month period following regulatory approval (" the Work Commitment").

In exchange for the above cash and share payments, and at the end of the five-year payment period, ValGold will have the exclusive right and option to earn 100% interest in the Property, subject only to royalties payable to Wabigoon, of 2.0% net smelter returns ("NSR") from production of gold, silver and other metals. ValGold will have the right to purchase 50% of the NSR from Wabigoon for $1,000,000 at any time up to the commencement of commercial production.

ValGold may, at its discretion, accelerate its option and earn its 100% interest in the Property by completing its obligation for share issuances, cash payments and Work Commitment at any time during the currency of the Agreement, provided that ValGold is in compliance with the requirements under the Agreement to pay annual taxes on the patented claims, pay applicable NSR royalties and deliver written notice of intention to exercise its option to Wabigoon.

Stock Options

ValGold has granted 20,000 share purchase options to an investor relations consultant, exercisable for a five-year period at a price of $0.25 per share, with an expiry date of July 10, 2008. The stock options are subject to regulatory approval.

ValGold - Summary

ValGold is a well-funded, junior exploration company, listed on the TSX Venture Exchange under the trading symbol, VAL. Its exploration in the Matawin gold belt located west of Thunder Bay Ontario has to date been centered on its Tower Mountain property and the adjoining Bateman Lake claims. Its holdings cover an aggregate of 5,233 acres (2,118 ha) where more than 30 gold occurrences have now been discovered. The addition of the Hunter gold mine to ValGold's assets brings to the Company an advanced project in one of the premier gold mining camps and the opportunity to develop and expand a known resource. Dr. Derek McBride P.Eng. is ValGold's qualified person for the exploration and development of the Hunter mine and will be responsible for all of the technical reporting in compliance with NI 43-101.

For further information on the Company's projects, visit the Company's website at www.valgold.com.

Stephen J. Wilkinson
President & Chief Executive Officer

For further information please contact:
Coal Harbor Communications
Tel: (604) 662-4505 Fax: (604) 662-4505
Toll Free: 1-877-345-3399

FORM 45-102F2

Certificate under Subsection 2.7(2) or (3) of Multilateral Instrument 45-102 Resale of Securities

1. **ValGold Resources Ltd.** (the "Company") has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 or Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on **July 30, 2003** of **20,000** Stock Options exercisable to acquire **20,000** common shares of the Company, **ValGold Resources Ltd.** was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

DATED at **Vancouver, British Columbia** this **31st** day of **July, 2003**.

VALGOLD RESOURCES LTD.

By: "Shannon Ross"
Shannon Ross, Secretary

INSTRUCTIONS

1. If the distribution date is on or after the effective date of Multilateral Instrument 45-102 and the issuer or selling security holder has completed 1 above, file this form on or before the tenth day after the distribution date with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented. Section 2.7 has been implemented in Alberta, British Columbia, Newfoundland, Northwest Territories, Nova Scotia, Nunavut, Ontario and Saskatchewan.

2. If the issuer has completed 2 above, file this form with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented.


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Company Name	Date of Filing	Document Type	File Format	File Size
ValGold Resources Ltd.				
	Jul 31 2003	Qualifying issuer certificate (Form 45 - 102 F2)	PDF	5 K
	Jul 25 2003	Press release - English	PDF	15 K
	Jul 2 2003	Press release - English	PDF	57 K
	Jun 27 2003	BC Form 51-901F	PDF	216 K
	Jun 27 2003	Confirmation of mailing	PDF	15 K
	Jun 27 2003	Interim financial statements - English	PDF	486 K
	Jun 19 2003	Press release - English	PDF	18 K
	May 5 2003	Press release - English	PDF	8 K
	May 1 2003	ON Form 13-502F1 - Annual Participation Fee for Reporting Issuers	PDF	17 K
	Apr 9 2003	Cover letter	PDF	48 K
	Apr 9 2003	Early warning report	PDF	17 K
	Apr 9 2003	Press release - English	PDF	11 K
	Apr 2 2003	Press release - English	PDF	10 K
	Apr 1 2003	BC Form 51-901F	PDF	215 K
	Apr 1 2003	Confirmation of mailing	PDF	8 K
	Apr 1 2003	Interim financial statements - English	PDF	487 K
	Mar 28 2003	Material change report - English	PDF	13 K
	Mar 26 2003	Press release - English	PDF	15 K
	Mar 21 2003	Qualifying issuer certificate	PDF	5 K